FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2019

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s investors presentation as posted on Registrant’s website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 26, 2019	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

 Gilat Business updateInvestors Day  CEO  Yona Ovadia   November

GILAT – BOUNDLESS COMMUNICATIONS



4G/5G	2G/3G	Air	Sea	Land	Consumer	Enterprise

MOBILE	MOBILITY	BROADBAND

MOST ADVANCED TECHNOLOGY Terrestrial-grade user experience	**END-TO-END SERVICE** Most stringent service levels	**GLOBAL PRESENCE** 20 sales offices
Established 1987	NASDAQ / TASE: GILT	~900 employees

2 | Proprietary and Confidential

 Accelerating Connectivity – Growth Areas  Mobile    Cellular Backhaul,Network Resilience, Public Safety  Mobility        In the Air, at Sea, on the Ground  Broadband HTS/VHTS/NGSO    Broadband to the Unserved and Underserved  Developed, not developing world   Introducing the concept of recurring revenue  Increased investment in R&D

GILAT FIVE MAIN PILLARS – 3 GROWTH ENGINES

Mobility

Mobile

Broadband

Mobility Aero

Baseband

Antenna

Wavestream SSPAs

Cellular Backhaul

Ent, consumer

HTS/VHTS

NGSO

5G

Peru

Positively impact on Gilat's performance and bright future:

- NGSO, and the mPower win
- Aero and free wi-fi
- Progress in Cellular Backhaul and services
- Turned a corner in Peru

Recurring Revenue

4 | Proprietary and Confidential

 Broadband:Evolution, revolution

SATELLITES HTS/VHTS: EVOLUTION

Gilat

GEO EVOLUTION: WIDE BEAM → HTS → VHTS


Legacy
GEO-HTS
LEO+MEO
2005
2017
2026
HTS Evolution
NGSO Revolution

Satellite Capacity

Commercial GEO Satellite Orders


20
18
16
14
12
10
8
6
4
2
0
19
16
15
6
7
7
2014
2015
2016
2017
2018
2019

Manufacturing Orders

Although less GEO satellites are built, they are more powerful

WIDE BEAM (X Gbs) → HTS (10X Gbs) → VHTS (100X Gbs)

6 | Proprietary and Confidential

SATELLITE REVOLUTION: NGSO IS A REALITY

NGSO PROMISE

Low Latency - Order of magnitude reduction in latency (toward 5G)
Terrestrial-like connection (Fiber in the sky)
Tera bits of capacity; Global coverage


HTS/VHTS
~100-500 Gbps
GEO
35,786 km
~550msec
Lower orbit → Higher number of satellites in a constellation due to satellite field-of-view
SES/mPOWER
~2 Tbps
22 Satellites
MEO
5,000-10,000 km
~120msec
Amazon
~20Tbps
3236 Satellites
SpaceX
~20Tbps
4425 Satellites
OneWeb
~4.5 Tbps
600 Satellites
Telesat
~9 Tbps
300 Satellites
LEO
200-2,000 km
~15msec
HAPs
10-50 km
~5msec

 NGSO is materializing    Gilat is engaged with several NGSO operators : SES/mPower, Telesat, OneWeb, SpaceX, and AmazonWon mPower:Significant revenue opportunitySeveral successful demonstrations with Telesat's LEO Satellite:  Opportunity in Both Baseband and ESA  mPower positions us well in the vast market of NGSO, as well as for VHTS (e.g China Satcom)  The mPower Constellation

 Our vision of Abundance capacity (GEO + NGSO) is materializing    Global HTS Bandwidth Supply, Demand and Price per Mbps  $/Mbps/Month  Gbps    ~16 times today        Source: Euroconsult, NSR, 2017      ABUNDANCE OF CAPACITY UNLOCKS NEW MARKETS

 Paving the path to 5G    Maintaining Gilat’s 4G Superiority on the Path to 5G  Paving the path to 5G  Significant Investment in R&D 5G

 Mobility

 MOBILITY – Superior Passenger Experience Drives Demand  Satellite Broadband Connected Aircrafts      7,200(2018)  27,800(2028)  Source: NSR, April 2019  Commercial Aircrafts      ~850(2018)  5,300(2028)  Source: NSR, April 2019  Business Jet Aircrafts

GILAT ENABLES GOGO - THE LARGEST IFC NETWORK

World's **fastest speed** In-Flight connectivity



Gogo @Gogo · May 10, 2017
This is some real record smashing performance from #2Ku, delivered at 34,000 feet on #N321GG #FastestInflight
DOWNLOAD
112.67 Mbps
UPLOAD
6.61 Mbps
PING
812 ms
SERVER LOCATION
Arlington Heights, IL
CLIENT LOCATION
LAT: 40.911 - LON: -74.907
External IP: 12.130.118.0
Internal IP: 172.19.131.177

The largest IFC provider with >2,450 aircrafts

~1,500 commercial aircraft installed and activated with satellite

More then 1300 with Gilat Aero modem +850 backlog

Sep 2019



gogo

One of the largest single network



Inmarsat 3.7%
Panasonic 35.6%
GoGo 25.0%
Collins Aerospace 0.1%
SITAONAIR 1.3%
Thales 7.4%
Taqnia Space 0.05%
Viasat 10.2%
GEE 16.5%

Source: NSR

Gilat`s focus on mobility as part of our profitability growth

 Aero connectivity and the free Wi-Fi opportunity  Free Wi-Fi Trend Represent Significant Opportunity for Gilat  “ We did conduct two weeks of tests, it was on a limited scale. We learned a lot about the technical capacity challenges when you want to open up Wi-Fi free with great broadband capabilities” “They will be coming, certainly, later this year”“We think it’s important” Delta CEO Ed Bastian - July 2019  “… to get the system to a high enough level of reliability and bandwidth that we can make WiFi free for our customers.” United CEO Scott Kirby- July 2019

AERO ANTENNAS - ACCELERATING GROWTH

Global Aero Flat Panel Antenna (Cumulative)



Global Aero FPA Cumulative Shipped Units
Shipped Units
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Base Scenario
High Growth Scenario
Low Growth Scenario
Source: NSR

"The aero vertical will Generate $8.4B in cumulative equipment revenues, with ~29,000 units forecasted to be shipped, by 2028"

Source: NSR, Feb 2019

TMA Business Jet Aviation





- First project – aero parabolic antenna
- Strategic agreement with Tier-1 aviation service provider
- Expansion into business aviation
- Best in class product

15 | Proprietary and Confidential

 ESA Aero Antennas - Next Gen Antenna  Horizon 2020 - Joint Development Project    An established player in the Phased Array Antenna (PAA) for the defense (UAV) marketDeveloping an ESA (Electronically Steered Antenna)Won a Technology Demonstrator project with Airbus  ESA Represents a Significant Growth Engine to Gilat Mobility Business

 Mobile

     Leading the Fast Growing 4G/LTE Satellite Backhaul Market  Source: NSR, April 2019  For the first time, Gilat gets to the pole position in shipment  “  “  Being able to differentiate with a compelling managed service offer is key to gain business and defend healthy margins  “  “  SATELLITE BACKHAUL MARKETService , Equipment & Capacity      $820M(2018)  $3,790M(2028)  Source: NSR, April 2019  Market Leader With 35% of Market Share in Modem Shipments  Source: NSR, April 2019  Source: NSR, April 2019    More Than 85% Market Share In LTE

 Japan – the "Land of the Rising Sun“   High ARPU countryGeography: islands, earthquakesRelationships of trust and loyalty  CBH is one of the main sources of managed service - recurring revenues

 Peru

 Got approval to move to ops in R1  21  R3:AmazonasICA  R2:Cusco  R1:HuancavelicaAyacuchoApurimac  Q4 2019 - started selling services over the network, First $10m deal with IPT, Confident we will win more.  Our target is to turn Peru into a source of profitable recurring revenue of(at least) ~$50m/year

 Peru –political focus on the program

 Financial Indicators Highlights

 Executing Profitable Growth Strategy  Annual Revenues  Adjusted EBITDA  Revenues: $260M - $270MGAAP Operating Profit: $23M - $27M Adjusted EBITDA: $38M - $42M  GAAP Operating Profit  Updated 2019 Management Objectives (US$ millions)

UPDATED 2019 GUIDELINES AND OUTLOOK – INCREASED PROFITABILITY

US$ MILLIONS

Revenues

$260M-$270M ($266.4M)
(2%)-1.4% YoY

Revenues w/o Terrestrial Infra

$234M-$240M ($241.4M)
(3%)-0% YoY

Mobility Revenues Mainly IFC
$105M-$108M ($97.2M)
8%-11% YoY

Fixed Networks Revenues including CBH
$128M-$132M ($144.2M)
(11%)-(8%) YoY

Adjusted EBITDA

$38M-$42M ($35.2M)
8%-19% YoY

Operating Margin

GAAP 9% (8%)
Non GAAP 11% (9%)

Operating Profit

GAAP $23M-$27M ($21.3M)
Non GAAP $27M-$31M ($25.1M)

* Guidance 2019 / (Actual 2018)

25 | Proprietary and Confidential

Gilat revenues & terrestrial infrastructure breakdown  US$ millions

 Annual Revenue per Segment   US$ millions  283M  266M  260M-270M

 Q3 2019 Profit and Loss Highlights US$ millions  Revenues$63.4M ($62.8M)(1%) YoY  Gross Profit/MarginGAAP $23.3M – 37% ($24.2M – 39%)Non GAAP $23.3M – 37% ($24.5M – 39%)  Mobility Revenues$27.1M ($21.8M)  OPEXGAAP $16.3M ($18.2M)Non GAAP $15.8M ($18.0M)  Operating Profit/MarginGAAP $7.0M – 11% ($6.0M – 10%)Non GAAP $7.5M – 12% ($6.5M – 10%)  Net ProfitGAAP $6.3M ($8.7M*)Non GAAP $6.8M ($5.1M)  Adjusted EBITDA$10.1M ($9.1M)  Fixed Networks Revenues$27.3M ($34.9M)  Revenues w/o Terrestrial Infrastructure$54.4M ($56.8M)  *) in 2019 Net profit includes $4.1M initial recognition of deferred tax assets with respected to carry forward losses **) Q3-19 (Q3-18)

 Quarterly Profit and Loss Highlights US$ millions, except per share data  GAAP  Q3 18  Q4 18  Q1 19  Q2 19  Q3 19  Revenues  62.8  69.7  62.1  59.7  63.4  Gross Profit  24.2  26.0  23.6  22.0  23.3  Gross Margin  39%  37%  38%  37%  37%  R&D, net  8.2  8.9  8.3  7.1  7.1  S&M  5.5  5.5  5.9  5.4  5.0  G&A  4.6  4.3  4.9  4.6  4.1  Other income*  -  (0.2)  -  -  -  Operating income  6.0  7.5  4.5  4.9  7.0  Net income  8.7  5.3  2.8  3.4  6.3  Diluted EPS  0.16  0.09  0.05  0.06  0.11  Non-GAAP**            Gross Margin  39%  38%  38%  37%  37%  Operating Income  6.5  7.9  5.6  6.3  7.5  Net income  5.1  5.7  4.0  4.8  6.8  Adjusted EBITDA  9.1  10.5  8.2  8.9  10.1   * Include trade secrets litigation income** Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, amortization of lease incentive, impairments, restructuring costs, re-organization costs, trade secrets litigation expenses (income), tax expense under amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses

 Balance Sheet HighlightsUS$ millions  1) Including cash and cash equivalents, restricted cash and net of short term bank credits2) DSO calculation excludes Terrestrial Infrastructure Projects Segment3) Q3-19 (Q2-19)  Cash and equivalents1$84.2M ($69.5M)  DSO286 days (83 days)  Total Assets$358.8M ($365.5M)  Cash From Operation$17.2M increase($8.3M decrease)  Total Debt$8.2M ($8.3M)  Shareholders equity$228.6M ($223.2M)